

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 10, 2018

Robert Alexander, Ph.D.
President and Chief Executive Officer
Allakos Inc.
75 Shoreway Road, Suite A
San Carlos, CA 94070

      Re: Allakos Inc.
          Draft Registration Statement on Form S-1
          Submitted April 10, 2018
          CIK No. 0001564824

Dear Dr. Alexander:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Prospectus Summary
Overview, page 1

1.   It is not clear why you have included the prominent graphic following the first paragraph of your summary, given that you are currently pursuing only four indications for AK002. It is also unclear how you determined which "select" diseases to include in the graph, whether you intend to pursue all of the indications presented or why you have highlighted these particular diseases in such a prominent manner. Please revise or advise.

2.	We note your statement that AK002 has demonstrated promising clinical efficacy. The statement implies that your product candidate is effective, which is a determination solely within the authority of the FDA and comparable foreign regulatory authorities. Since your product candidates have not completed clinical trials and the applicable regulatory authorities have not made such determination, the inference is not appropriate. Please remove this statement and similar statements throughout the registration statement, including the statement that you believe your product "has the potential to be safer and more effective than current treatments."

AK002 Clinical Development Plan, page 4

3.	We note you describe here and elsewhere in the Summary favorable results observed in human clinical trials. Please expand to provide fuller context for these statements by providing the specific details and parameters of these trials, including the statistical significance of the observed results and all significant adverse events experienced.

Eosinophilic Gastritis and Eosinophilic Gastrointestinal Disorders, page 4

4.	We note your disclosure of the estimated prevalence of EG and EGE in the United States and your belief that these diseases may be significantly underdiagnosed. Please disclose the basis of your belief.

Use of Proceeds, page 63

5.	Please revise the discussion to identify the stage of development of AK002, for each indication, that you expect to achieve with the proceeds of the offering. To the extent you expect to begin particular stage of development but do not expect to complete it, please indicate that you will need to raise additional funding to complete that stage of development.

Management's Discussion and Analysis
Determination of Fair Value of Common Stock on Grant Dates, page 78

6.	Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

Exclusive License Agreement with The Johns Hopkins University, page 103

7.	We note that you will pay "market rate royalties" to JHU subject to the license agreement. Please revise here and throughout the prospectus to clarify this term and disclose a range that does not exceed 10 percentage points.

In-Licensing Agreements, page 103

8.   For each license agreement, please disclose when the last-to-expire patent is scheduled to expire.

Management
Non-Employee Directors, page 120

9.   Please revise to disclose any arrangements or understandings pursuant to which Mr. Janney, Dr. McKearn or Mr. Walker was selected as a director, or tell us why such disclosure is not required. Refer to Item 401(a) of Regulation S-K.

Financial Statements
Note 7. Convertible Promissory Notes Payable to Related Parties, Net, page F-20

10.   Tell us how you determined the amount of $2.8 million of beneficial conversion feature recognized at issuance of the Notes and the amount of $2.0 million beneficial conversion feature recognized at extinguishment of the Notes. Also tell us why no gain or loss on extinguishment of the Notes was recognized and where the $0.9 million deemed capital contribution is reflected in your statement of stockholders' deficit. In your response, tell us whether your Series B preferred stock issuance was a "qualified financing event" under the Notes that should have triggered automatic conversion. If so, tell us whether the automatic conversion would have been into Series A or Series B preferred stock and why the note holders opted to forego the inherent beneficial conversion and instead surrendered the Notes for Series B preferred stock at its issuance price. Reference for us the authoritative literature you rely upon to support your accounting.

General

11.   Please provide us proofs of all graphics, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

12.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

You may contact Lisa Vanjoske at 202-551-3614 or Mark Brunhofer at 202-551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at 202-551-2544 or Mary Beth Breslin at 202-551-3625 with any other questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Tony Jeffries, Esq.